The Real Brokerage Inc. Surpasses the 4,000 Real Estate Agent Milestone

TORONTO AND NEW YORK -- February 8, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (TSXV: REAX) (NASDAQ: REAX), an international, technology-powered real estate brokerage, today announced it has surpassed the milestone of 4,000 real estate agents who have joined Real in its international network.

Real surpassed 3,000 agents in October 2021 and since then, the Company has launched its Instant Payment service for agents, acquired Expetitle, Inc. and broadened its brokerage operations to 40 U.S. states and the District of Columbia, with an addition of four states including Michigan, Idaho, Kentucky and Wyoming.

The Company has also expanded its international dimension by commencing operations in Ontario, Canada, including the addition of Scott Benson as Canada's Growth Leader and the luxury real estate-focused Invidiata Team. Real added large teams, including the Red Rock Real Estate Group in Utah, the largest team to join Real to date, and added Katharine Mobley as Chief Marketing Officer and Raj Naik as Chief Operating Officer as two key new members to its senior leadership team.

The Company is focused on building a new model of an international real estate brokerage that breaks away from franchise fees and brick-and-mortar offices and provides agents with an attractive commission structure, innovative technology tools and additional financial opportunities.

"Our business is focused on the real estate agents that make everything at Real possible," said Tamir Poleg, CEO and co-founder of Real. "We are seeing rapid changes when it comes to the home-buying and selling process. I see how our agents help their clients through the different challenges and successes that come with buying and selling a home and it brings me joy to see more agents agree with our model."

"While we may be growing in size, we have maintained our relentless focus on culture and providing transparency to the marketplace," Poleg added. "Our long term focus is to revolutionize the home buying process and improve the lives of the agents that make it happen."

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 40 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,000 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Caroline Glennon

thunder11@therealbrokerage.com

1+201-564-4221

Investors, for more information, please contact:

Hayden IR

James Carbonara

james@haydenir.com

646-755-7412

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the NASDAQ has neither approved nor disapproved the contents of this press release.